UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 16, 2019

Commission File Number:  001-37968

YATRA ONLINE, INC.

1101-03, 11th Floor, Tower B,

Unitech Cyber Park,

Sector 39, Gurgaon, Haryana 122002,

India

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry into a Material Definitive Agreement

On July 16, 2019, Yatra Online, Inc., a Cayman Islands exempted company limited by shares (“Yatra”), entered into a Merger Agreement (the “Merger Agreement”) with Ebix, Inc., a Delaware corporation (“Ebix”), and EbixCash Travels Inc., a Cayman Islands exempted company limited by shares and a direct, wholly-owned subsidiary of Ebix (“Merger Sub”).

Pursuant to the Merger Agreement, Merger Sub will be merged with and into Yatra, the separate existence of Merger Sub will cease and Yatra will continue as the surviving company and as a direct, wholly-owned subsidiary of Ebix (the “Merger”).  The Merger is intended to qualify as a tax-free reorganization within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”):

•                  All of the issued and outstanding Ordinary Shares, Class A Shares and Yatra USA Class F Shares (each as defined in the Merger Agreement), will be cancelled and converted into the right to receive 0.005 (the “Exchange Ratio”) of a share of Ebix’s Series Y Convertible Preferred Stock, par value $.10 per share (the “Ebix Preferred Stock”);

•                  Each Class F Share (as defined in the Merger Agreement) that is issued and outstanding will be cancelled and converted into the right to receive 0.00000005 of a share of Ebix Preferred Stock;

•                  Each Yatra India Share (as defined in the Merger Agreement) that is issued and outstanding will be cancelled and converted into the right to receive a specified number of shares of Ebix Preferred Stock, as set forth in the Merger Agreement;

•                  Each option to purchase Ordinary Shares, whether vested or unvested, will be canceled and converted as of immediately prior to the Effective Time into the right to receive in respect of each Net Option Share (as defined in the Merger Agreement), if any, subject to such option, the merger consideration that would be received for one Ordinary Share;

•                  Each restricted stock unit of Yatra, whether vested or unvested, will be cancelled and converted as of immediately prior to the Effective Time into the right to receive the merger consideration due an Ordinary Share; and

•                  Each warrant to purchase Ordinary Shares (“Yatra Warrant”) will be assumed by Ebix and become, as of the Effective Time, an option to purchase, on the same terms and conditions (including applicable vesting, exercise and expiration provisions) as applied to each such Yatra Warrant immediately prior to the Effective Time, shares of Ebix Preferred Stock (such option, an “Assumed Warrant”), except that (A) the number of shares of Ebix Preferred Stock, subject to such Assumed Warrant will be equal to the product of (x) the number of Ordinary Shares that were subject to such Yatra Warrant immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio, and (B) the per-share exercise price will be equal to the quotient of (1) the exercise price per Ordinary Share at which such Yatra Warrant was exercisable immediately prior to the Effective Time, divided by (2) the Exchange Ratio.

Each share of Ebix Preferred Stock is convertible, at the option of the holder, into 20 shares of common stock of Ebix.

The respective boards of directors of Yatra, Merger Sub and Ebix have each approved the Merger Agreement, the Merger and the Plan of Merger. The board of directors of Yatra has also resolved to recommend that Yatra’s shareholders adopt the Merger Agreement and the Plan of Merger.  In addition, the board of directors of Ebix has approved the issuance of Ebix Preferred Stock in connection with the Merger.

Consummation of the Merger is subject to customary closing conditions, including (i) the adoption of the Merger Agreement by the affirmative vote of a majority of at least two-thirds of the shareholders entitled to vote at the extraordinary general meeting (the “Yatra Shareholder Approval”), (ii) the absence of any law, injunction or order preventing or prohibiting consummation of the Merger, (iii) the declaration of the effectiveness by the U.S.

Securities and Exchange Commission (the “SEC”) of the Registration Statement on Form S-4 (“Form S-4”) to be filed with the SEC by Ebix in connection with the registration of the Ebix Preferred Stock to be issued in connection with the Merger.  The obligations of each party to consummate the Merger are also conditioned upon (i) the accuracy of the representations and warranties of the other party as of the closing (subject to customary materiality qualifiers), (ii) the absence of any material breach by the other party of any of its covenants or agreements under the Merger Agreement, and (iii) the absence of a material adverse effect with respect to the other party.  The obligations of Ebix and Merger Sub to consummate the Merger are further conditioned upon (i) the Company obtaining the cancellation or other extinguishment of Yatra Warrants such that no more than 8,768,979 Ordinary Shares remain subject to Yatra Warrants and (ii) Ebix’s receipt of written acknowledgement from the Company’s financial advisor that its fees and expenses due for such services have been paid in full.

The Merger Agreement contains representations and warranties and covenants of the parties customary for a transaction of this nature.  During the period from the date of the Merger Agreement until the Effective Time, each of Ebix and Yatra has agreed, subject to certain exceptions, to certain covenants relating to, among other things, (i) the conduct of their respective businesses (ii) the use of their respective reasonable best efforts to obtain governmental and regulatory approvals, if any, and (iii) the preparation and filing with the SEC of a proxy statement and Form S-4.  In addition, subject to certain exceptions, Yatra has agreed to covenants relating to (i) the submission of the Merger Agreement to Yatra’s shareholders at the extraordinary general meeting for adoption, (ii) the recommendation by the board of directors of Yatra in favor of the adoption by the Yatra shareholders of the Merger Agreement and (iii) certain cost-saving measures.

In addition, Yatra has agreed to certain non-solicitation obligations relating to acquisition proposals.  Yatra further agreed not to, subject to certain exceptions, provide non-public information to, or engage in discussions or negotiations with, third parties regarding acquisition proposals.  However, prior to the time when the Yatra Shareholder Approval is obtained, Yatra may, in certain circumstances and in compliance with certain obligations, provide non-public information to, and participate in discussions or negotiations with third parties with respect to alternative acquisition proposals that were not solicited in violation of the Merger Agreement and, subject to compliance with certain other obligations, change its recommendation that Yatra’s shareholders adopt the Merger Agreement and/or terminate the Merger Agreement to enter into a definitive agreement with respect to an acquisition proposal that constitutes a superior proposal.

The Merger Agreement contains certain termination rights for Ebix and Yatra, including, among others, the right of either party to terminate the Merger Agreement if (i) the Merger has not been consummated on or prior to April 16, 2020 (the “Outside Date”), (ii) any court or other governmental authority of competent jurisdiction has issued an order or taken any other actions permanently restraining, enjoining or otherwise prohibiting the Merger, and such order or other action has become final and nonappealable, (iii) the Yatra Shareholder Approval is not obtained at the extraordinary general meeting for the purpose of adopting the Merger Agreement or (iv) the other party breaches its representations, warranties or covenants in a manner that results in the failure of the related closing condition to be satisfied (subject to a cure period in certain circumstances).

In addition, prior to the receipt of the Yatra Shareholder Approval, (i) Yatra may terminate the Merger Agreement in order to enter into a definitive agreement for an acquisition proposal that constitutes a superior proposal or in response to an intervening event and (ii) Ebix may terminate the Merger Agreement as a result of the Yatra board of directors changing its recommendation with respect to the Merger Agreement.

Yatra will be required to pay a termination fee of $8,160,000 (the “Termination Fee”) if the Merger Agreement is terminated (i) by Ebix, if the Yatra board of directors changes its recommendation that the Yatra shareholders vote in favor of adopting the Merger Agreement, (ii) by Ebix or Yatra, if after the Yatra board of directors changes its recommendation, the Yatra Shareholder Approval is not obtained at the extraordinary general meeting or (iii) by Yatra to enter into a superior proposal.  Yatra will also be required to pay the Termination Fee if, within twelve months following termination of the Merger Agreement due to a failure to close the Merger by the Outside Date or failure to obtain the Yatra Shareholder Approval, Yatra consummates an acquisition proposal or enters into a definitive agreement with respect to an acquisition proposal that is subsequently consummated and, in each case, such acquisition proposal was publicly made and not publicly withdrawn prior to such termination of the Merger Agreement.  If the Merger Agreement is terminated by the Company or Ebix because the Yatra Shareholder Approval is not obtained at the extraordinary general meeting and the Termination Fee is not then payable, then the

Company will be required to reimburse Ebix for its appropriate, documented expenses incurred or paid in connection with the Merger Agreement up to $4,000,000 (the “Expense Reimbursement”).

The foregoing description of the Merger Agreement and the transactions contemplated thereby (collectively, the “Transactions”) is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is filed herewith as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement has been included to provide investors and shareholders with information regarding its terms.  It is not intended to provide any other factual information about Yatra.  The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to and solely for the benefit of each other.  The assertions embodied in such representations and warranties are qualified by information contained in the confidential disclosure schedules that Yatra delivered to Ebix in connection with signing the Merger Agreement.  Accordingly, investors and shareholders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure schedules.  Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Yatra’s public disclosures.

Other Events.

On July 17, 2019, Yatra and Ebix issued a joint press release announcing that they had entered into the Merger Agreement.  A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Additional Information and Where to Find It

In connection with the proposed Transactions, Ebix will file a registration statement on Form S-4, and Yatra will file a Report of Foreign Private Issuer on Form 6-K which will contain a proxy statement/prospectus concerning the proposed Merger, with the SEC. The proxy statement/prospectus and form of proxy card will be provided to Yatra’s shareholders. Yatra and Ebix will also file other relevant documents with the SEC regarding the proposed Transactions. BEFORE MAKING ANY VOTING DECISION, YATRA’S INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE FORM S-4, PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTIONS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTIONS.  Investors may obtain free copies of the proxy statement/prospectus and S-4 (when they become available) and other documents filed by Yatra and Ebix with the SEC at the SEC’s website at www.sec.gov.  In addition, free copies of the proxy statement/prospectus (when available) and Yatra’s other SEC filings are also available on Yatra’s website at www.yatra.com.

This Report on Form 6-K is hereby incorporated by reference into Yatra Online, Inc.’s registration statements on Form F-3 (Registration Statement Nos. 333-215653 and 333-224661) filed with the SEC on April 11, 2018 and May 3, 2018, respectively, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed Merger or otherwise, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.

Participants in the Solicitation

Yatra, Ebix and their respective directors, executive officers, certain members of management and certain employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed merger.  Information regarding Yatra’s officers and directors is included in the Annual Report on Form 20-F filed with the SEC on July 31, 2018.  This document is available free of charge at the SEC’s website at www.sec.gov or by accessing Yatra’s Investor Relations page at investors.yatra.com.  Information regarding Ebix’s officers and directors is included in Ebix’s Definitive Proxy Statement on Schedule 14A filed with the SEC on October 16, 2018 with respect to its 2018 Annual Meeting of Stockholders.  This document is available free of charge at the SEC’s website at www.sec.gov or at Ebix’s Investors Home page at www.ebix.com/investorhome.

Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed Merger, and a description of their direct and indirect interests in the proposed Merger, which may differ from the interests of Yatra’s shareholders generally, will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this Report of Foreign Private Issuer on Form 6-K that relate to future results and events may constitute “forward-looking statements” within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking information, and are based on the current expectations, estimates, forecasts and projections of Yatra and Ebix.  These forward-looking statements may include but are not limited to statements about the expected completion of the Merger and the timing thereof and the satisfaction or waiver of any conditions to the consummation of the Merger.  There can be no assurances that the Merger will be consummated. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “seem,” “should” and similar expressions.  Such statements include, among other things, management’s beliefs, estimates and projections, as well as our strategic and operational plans.  The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (1) the economic, business, competitive, and/or regulatory factors affecting the businesses of Yatra and Ebix generally, including those set forth in Yatra’s most recent Annual Report on Form 20-F, especially in the “Risk Factors” and “Operating and Financial Review and Prospects” sections therein, and in its subsequent Reports on Form 6-K, and those set forth in Ebix’s most recent most recent Annual Report on Form 10-K, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections therein, and in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K; (2) Yatra’s and/or Ebix’s ability to satisfy all of the conditions to the closing of the Transactions; (3) unexpected costs, liabilities or delays that may arise in connection with the Transactions; (4) the outcome of any legal proceedings related to the Transactions; (5) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (6) other risks to consummation of the Transactions, including the risk that the Transactions will not be consummated within the expected time period or at all; and (7) the potential requirement for Yatra to pay the Termination Fee or the Expense Reimbursement in connection the termination of the Merger Agreement under certain circumstances.  Forward-looking statements contained herein speak only as of the date hereof, and Yatra and Ebix undertake no obligation to publicly release the results of any revisions or updates to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

Exhibits.

Exhibit Number	Description
2.1	Merger Agreement, by and among Ebix, Inc., EbixCash Travels, Inc. and Yatra Online, Inc., dated as of July 16, 2019.*
99.1	Joint Press Release of Ebix, Inc. and Yatra Online, Inc. dated as of July 17, 2019.

*                 Schedules and other similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K.  The registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules and other similar attachments upon request by the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: July 17, 2019	by:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer